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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                              GCR Holdings Limited
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                                (Name of issuer)



                   Ordinary Shares, par value $0.10 per share
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                         (Title of class of securities)



                                   G3774N 10 0
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                                 (CUSIP number)



         Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. G3774N 10 0

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1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Johnson & Higgins
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                    (a)  [  ]

                                                    (b)  [  ]
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3.       SEC USE ONLY


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4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         New Jersey
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 NUMBER OF                 5.       SOLE VOTING POWER
  SHARES                            0
BENEFICIALLY               -----------------------------------------------------
  OWNED BY                 6.       SHARED VOTING POWER
   EACH                             913,429
 REPORTING                 -----------------------------------------------------
  PERSON                   7.       SOLE DISPOSITIVE POWER
   WITH                             0
                           -----------------------------------------------------
                           8.       SHARED DISPOSITIVE POWER
                                    913,429
--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    913,429
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10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES
                                                            [ ]
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                    3.7%
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

                                    CO
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CUSIP NO. G3774N 10 0

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Johnson & Higgins (Bermuda) Limited
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                   (a)  [  ]

                                                   (b)  [  ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY


--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Bermuda
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 NUMBER OF                 5.       SOLE VOTING POWER
  SHARES                            0
BENEFICIALLY               -----------------------------------------------------
  OWNED BY                 6.       SHARED VOTING POWER
   EACH                             904,429
 REPORTING                 -----------------------------------------------------
  PERSON                   7.       SOLE DISPOSITIVE POWER
   WITH                             0
                           -----------------------------------------------------
                           8.       SHARED DISPOSITIVE POWER
                                    904,429
--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    904,429
--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES
                                                         [ ]
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                    3.7%
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

                                    OO
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ITEM 1(a).    NAME OF ISSUER:

              GCR Holdings Limited

ITEM 1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              P.O. Box HM 762
              Hamilton HM CX, Bermuda

ITEM 2(a).    NAME OF PERSON FILING:

              See the responses to Item 1 on the attached cover pages

ITEM 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF
              NONE, RESIDENCE:


              Johnson & Higgins             Johnson & Higgins (Bermuda)
              125 Broad Street                Limited
              New York, NY  10004           Victoria Hall
                                            P.O. Box HM 1826
                                            Hamilton HM HX, Bermuda


ITEM 2(c).    CITIZENSHIP:

              See the responses to Item 4 on the attached cover pages.

ITEM 2(d).    TITLE OF CLASS OF SECURITIES:

              Ordinary Shares, par value $0.10 per share

ITEM 2(e).    CUSIP Number:

              G3774N 10 0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

              (a) / / Broker or dealer registered under Section 15 of the Act,

              (b) / /   Bank as defined in Section 3(a)(6) of the Act,

              (c) / / Insurance Company as defined in Section 3(a)(19) of the Act,

              (d) / / Investment Company registered under Section 8 of the Investment Company Act,


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         (e) / /   Investment Advisor registered under Section 203
                   of the Investment Advisers Act of 1940,

         (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)
                   (1)(ii)(F),

         (g) / /   Parent Holding Company, in accordance with Rule 13d-1(b)(ii)
                   (G); see Item 7,

         (h) / /   Group, in accordance with Rule 13d-1(b)(ii)(H),

ITEM 4. OWNERSHIP.

         (a)      Amount beneficially owned:

                      See the responses to Item 9 on the attached cover pages.

         (b)      Percent of class:

                      See the responses to Item 11 on the attached cover pages.

         (c)      Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote:

                           See the responses to Item 5 on the attached cover
                      pages.

                  (ii)     Shared power to vote or to direct the vote:

                           See the responses to Item 6 on the attached cover
                      pages.

                  (iii)  Sole power to dispose or to direct the
                      disposition of:

                           See the responses to Item 7 of the attached cover
                      pages.

                  (iv) Shared power to dispose or to direct the disposition of:

                           See the responses to Item 8 of the attached cover
                      pages.


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ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          JOHNSON & HIGGINS:

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

          JOHNSON & HIGGINS (BERMUDA) LIMITED:

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                         Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                         Not Applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                         Not Applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

                         Not Applicable

ITEM 10.  CERTIFICATION.

                         Not Applicable


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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 14, 1997

                                            JOHNSON & HIGGINS


                                            By: /s/    Joseph D. Roxe
                                                --------------------------------
                                                Name:  Joseph D. Roxe
                                                Title: Senior Vice President and
                                                         Director
                                                       Chief Financial Officer

                                            JOHNSON & HIGGINS (BERMUDA)
                                            LIMITED

                                            By: /s/     Joseph D. Roxe
                                                --------------------------------
                                                Name:   Joseph D. Roxe
                                                Title:  Treasurer






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                                INDEX TO EXHIBITS


Exhibit No.    Exhibit
-----------    -------

   (1) Joint Filing Agreement, dated February 9, 1996, between Johnson & Higgins and Johnson & Higgins (Bermuda)
               Limited.




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